UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: April 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____

      Attached hereto and incorporated by reference herein is the registrant's press release announcing that it has closed the acquisition of the workforce management business of Manchitra Services Private Limited.

Contacts:
Shmuel Arvatz                                     Noa Schuman
Chief Financial Officer                           Investor Relations
+972-3-765-9400                                   +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com                   Noa.Schuman@clicksoftware.com


        ClickSoftware Announces Closure of Manchitra Services Acquisition


BURLINGTON, Mass., April 21, 2009 -- ClickSoftware Technologies Ltd. (NasdaqCM:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced that it has successfully closed the acquisition of the workforce management business of Manchitra Services Private Limited, an Indian company. ClickSoftware acquired this business through its Indian subsidiary ClickSoftware India Private Limited for a total consideration of approximately $2.65 million paid in cash.

ClickSoftware expects that this acquisition will strengthen its local presence in India, improve its delivery capabilities and provide a base for offshore research and development activity. "The addition of Manchitra's capacity and capabilities will certainly contribute as ClickSoftware continues to win new customers, expand its footprint with existing customers, and overall execute well in these difficult times", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. As previously announced, the Company's first quarter 2009 earnings release and conference call is scheduled for May 6, 2009.

About ClickSoftware

ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry-leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision making, incorporating scheduling, mobility and location-based services, ClickSoftware helps service organizations get the most out of their resources. With over 100 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, Mass. and Israel, with offices in Europe, and Asia Pacific. For more information about ClickSoftware, please call
(781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20F for the year ended December 31, 2007 and in subsequent filings with the Securities and Exchange Commission. Clicksoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                                      # # #

     The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CLICKSOFTWARE TECHNOLOGIES LTD.
                                       (Registrant)


                                       By: /s/ Shmuel Arvatz
                                           -----------------------------------
                                           Name:  Shmuel Arvatz
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


Date: April 21, 2009